





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33132 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ustocktrade Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Grove Street, Suite 2-400, Newton, MA 02466
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest D. Kappotis 978-335-7015
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

| 99 High Street | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, Ernest D. Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ustocktrade Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRITTANY E. STUART
Notary Public
Massachusetts
My Commission Expires
Feb 15, 2024

Ernest D. Kappotis
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Ustocktrade Securities, Inc.

**Report Pursuant to Rule 17a-5(d)**
**Financial Statements**
**For the Year Ended December 31, 2019**



# Report of Independent Registered Public Accounting Firm

To Management of Ustocktrade Securities, Inc.:

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Ustocktrade Securities, Inc. (the "Company") as of December 31, 2019. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Emphasis of Matter*

The Company is a wholly-owned subsidiary of Ustocktrade, LLC. UStocktrade, LLC provides the alternative trading platform on which the Company does business. The Company is economically dependent on the continued support of UStocktrade, LLC. Our opinion is not modified with respect to the matter emphasized.

We have served as the Company's auditor since 2019.

*Wolf & Company, P.C.*

Boston, Massachusetts
February 28, 2020

**Ustocktrade Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2019**

| Assets: | | |
|---|---|---|
| Cash and cash equivalents | $ | 82,025 |
| Cash segregated under federal regulations | | 1,586,752 |
| Total Cash | | 1,668,777 |
| Accounts receivable | | 898,283 |
| Deposits with clearing organizations | | 242,030 |
| Prepaid expenses and other assets | | 69,293 |
| Equity securities | | 19,116 |
| **Total assets** | $ | 2,897,499 |

**Liabilities and Stockholder's Equity**

| Liabilities: | | |
|---|---|---|
| Payable to customers | $ | 1,750,698 |
| Accounts payable and accrued expenses | | 224,046 |
| Due to parent | | 134,201 |
| Securities sold, net yet purchased | | 21,261 |
| | | 2,130,206 |

| Stockholder's equity: | | |
|---|---|---|
| Common Stock, $1 par value, authorized 1,000 shares, issued 1,000 shares, outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 10,788,816 |
| Accumulated deficit | | (10,022,523) |
| Total stockholder's equity | | 767,293 |
| **Total liabilities and stockholder's equity** | $ | 2,897,499 |

**The accompanying notes are an integral part of these financial statements.**

**Ustocktrade Securities, Inc.**
**Notes to Financial Statements**
**As of and for the Year-Ended December 31, 2019**

## 1. Organization

Ustocktrade Securities, Inc. (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is one hundred percent owned by its parent, Ustocktrade, LLC. The Company operates an Alternative Trading System ("ATS") and conducts general securities business activities through both fully-disclosed and omnibus capacities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which impact the Company's liquidity.

The Company's main office is located in Newton, Massachusetts. The Company maintains both a fully-disclosed and omnibus clearing relationship with Electronic Transaction Clearing Corp. ("ETC") in Los Angeles, California.

*Liquidity Risk* — The Company identifies that its liquidity risk, around its ability to satisfy obligations and recover its costs, will be dependent upon future financial performance. The Company has had historical losses, including $3,088,983 of losses in 2019 resulting in an accumulated loss of $10,022,523 as of December 31, 2019. In 2020 Management has plans to increase capital and reduce operating expenses.

In 2019 the Company relied primarily on its $493,823 of unrestricted cash balances at December 31, 2018 and $819,984 of capital contributions received from its parent in 2019 to fund its operations.

If Management's plans are not met, the Company may preserve liquidity by reducing fixed expenses. Additionally, the parent continues to be committed to contributing capital to the Company. In 2018 and 2019, the parent contributed $5,100,000 and $819,984 respectively.

## 2. Summary of Significant Accounting Policies

***The following are the significant accounting policies followed by the Company:***

*Basis of Accounting* — The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The Company's Statement of Financial Condition and Statement of Operations are prepared on an accrual basis. The Company's Reserve Calculation determined in accordance with SEC Rule 15c3-3(e) is calculated on a settlement-date basis.

*Cash and Cash Equivalents* — The Company considers as cash and cash equivalents all short-term investments with an original maturity of three months or less.

*Stocks Borrowed Receivable* — Stocks borrowed receivable represents cash collateral posted in connection with securities borrowed from other broker-dealers.

<u>Proprietary Trading Gains</u>:

In 2019 the Company conducted proprietary trading through a brokerage account held at ETC. This trading only involves the Company's capital. In 2019 the Company realized net proprietary losses. The Company records realized proprietary trading gains or losses based on an increase or decrease in its proprietary trading cash balance on an ongoing basis. The Company records unrealized proprietary trading gains or losses based on the market value of long or short positions in its proprietary trading account on a trade-date basis. The Company pays clearing fees to its clearing agent, ETC for all proprietary trades.

<u>Revenue from Contracts with Customers</u>:

<u>ATS Trading Fees</u>:

The Company charges a $1 per trade fee for each customer transaction on its ATS.

These trading fees and associated clearing expenses are recorded on a trade-date basis.

<u>ATS Membership Fees</u>:

The Company charges each customer account $1 per month as a membership fee ($5 for non-U.S. customers) for using its ATS.

In accordance with ASU 2014-09, beginning on January 1, 2018, the Company recognizes revenue by identifying its contracts with its customers, identifying the performance obligations within those contracts, determining the transaction price, allocating the transaction price, and by recognizing revenue when or as the Company has satisfied a performance obligation.

The Company determined that no adjustments are necessary to stockholder's equity as of January 1, 2018 upon the adoption of this guidance.

1. *Identifying its contracts with customers.* Customers open trading accounts from which trades may be executed. The Company maintains custody of its Customers' uninvested cash and does not ask its Customers for any separate compensation for these custody services.

2. *Identifying the performance obligations within those contracts.* A Customer contract does not exist until the first trade is executed (whether or not a Customer trading account has been opened), however any trades beyond the first trade are optional customer transactions. The Company is obligated to provide its Customers with trade execution services, which are purchased by the Customers on an ongoing basis, per the interpretation of ASC 606.

3. *Determining the transaction price(s) associated with client contracts.* Customers pay $1 per trade (purchase or sale) execution, charged to the Customer account at the time of execution. Customers pay $1 per account ($5 per non-U.S. account) on a monthly basis as a membership fee.

4. *Allocating such transaction price(s).* Customers pay $1 per trade (purchase or sale), charged to the Customer account at the time of execution. The monthly fees are allocated to each customer separate from the trading fees.

5. *Recognizing revenue when a performance obligation(s) has been satisfied.* Revenue is recognized for trade execution services ($1 per trade) at the time of execution (charged to the Customer account), and revenue is recognized for membership services ($1 per customer account held, $5 per non-U.S. account held) on a month-to-month basis (if such account is held) and charged to the Customer account as these services are simultaneously delivered to and consumed by the customer over the month.

*Income Taxes* — The Company's method of accounting for income taxes conforms with FASB ASC 740-10.

FASB ASC 740-10 prescribes that income tax expense must be generally recognized when income is earned. Credits or other items that reduce this tax are recognized only if it is more likely than not that the reductions will be sustained by tax authorities.

Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

In December 2017 Congress passed the Tax Cuts and Jobs Act ("TCJA") which eliminates net operating loss carrybacks while providing indefinite net operating loss carryforwards, limited to 80% of taxable income beginning in 2018.

The TCJA also reduced the Company's federal tax rate to 21% effective January 1, 2018.

*Use of Estimates* — The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Fair Value* — As required by the *fair value* topic of the *FASB Accounting Standards Codification,* fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at a measurement date. The *fair value* topic also establishes a framework for measuring fair value, and a three-level hierarchy for such measurement, based upon the transparency of inputs to the valuation of an asset or liability.

The three-tier *fair value* hierarchy of inputs is summarized, as follows:

- Level 1 — quoted prices in active markets for identical investments
- Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodologies used for valuing securities are not necessarily indicative of the risk(s) associated with investing in those securities.

At December 31, 2019 the Company owned $19,116 of equity securities, and had sold but not yet purchased $21,261 of equity securities. The *fair values* of those securities were determined based on the Level 1 observation as quoted prices in active markets.

### 3. Cash Segregated Under Federal Regulations

Cash has been fully segregated in a Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3 at Avidia Bank. The cash is held for the benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Additionally, this segregated cash is deducted from aggregate indebtedness in the computation of excess net capital, pursuant to SEC Rule 15c3-1.

### 4. Net Capital Requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 240.15c3-1, which, under the Alternative Method, requires the ongoing maintenance of the greater of a minimum net capital of $250,000 or 2% of the Company's Total 15c3-3 Debits from its Computation for Determination of Reserve Requirements ("Aggregate Debits"), both as defined. Both net capital and total 15c3-3 debits can fluctuate on a moment-to-moment basis during the trading day.

At December 31, 2019 the Company had net capital of $661,751 which was $411,751 in excess of its minimum required net capital of $250,000. The Company's percentage of Net Capital-to-Aggregate Debits was 293.21%.

### 5. Possession or Control Requirements

The Company maintains and controls customer funds within its fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3 at Avidia Bank, for the purposes of trading securities, through the Company's Omnibus clearing arrangement with ETC. The Company's Payables to Customers is disclosed in the Statement of Financial Condition.

## 6. Bank Line of Credit

In January 2019 the Company obtained a $500,000 line of credit from Avidia Bank to assist in the funding of its business operations, and during 2019 the Company borrowed up to the full $500,000 balance. In November 2019 the Company repaid the entire loan balance, closing this line of credit. None of the Company's 2019 loan payments made to Avidia Bank were required by the bank.

Prior to closing the line of credit, the annual interest rate was 3.5% above the Bank's money market rate. The parent guaranteed the demand line of credit.

## 7. Related Party Transactions

In 2019 the Company received a total of $819,984 in capital contributions from its parent, which owns 100% of the Company.

The Company has an expense-sharing agreement with its parent, where the parent consistently pays certain operating expenses such as payroll, occupancy costs, marketing, and other reoccurring expenses on behalf of the Company, and the Company reimburses the parent on a monthly basis. These expenses are included on the Company's Statement of Operations in their respective line items. At December 31, 2019 the Company owed the parent $134,201.

## 8. Occupancy

The Company has a one-year rental agreement for its main office in Newton, Massachusetts which ends April 30, 2020. The Company has a one-year rental agreement for office space in Red Bank, New Jersey which ends March 31, 2020. These agreements can be renewed at the option of the Company.

In accordance with ASC 842, Leases, the Company does not record a lease liability or right-of-use asset with these short-term leases.

## 9. Subsequent Events

The Company has not observed any events subsequent to December 31, 2019 and before the issuing date of this report on February 28, 2020, that require recognition or disclosure.

## 10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company does not have any off-balance sheet risk as it does not have any assets or liabilities which are not reported on its financial records. The Company holds its cash and cash equivalents at high credit quality financial institutions where such assets are federally insured.

## 11. Omnibus Receivables

Pursuant to a clearing agreement with ETC, the Company introduces all of its ATS securities transactions to ETC on an omnibus basis.

Under certain conditions, as defined in the omnibus clearing agreement, the Company has agreed to indemnify ETC for losses, if any, which it may sustain from carrying securities transactions introduced by

the Company. In accordance with industry practices and regulatory requirements, the Company and ETC monitor collateral on the Company's introduced transactions. All of the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

### 12. Deposits with Clearing Organization

In accordance with its omnibus clearing relationship with ETC, the Company maintains a clearing deposit of $150,000 at all times with ETC for member accounts.  In accordance with its fully disclosed clearing relationship with ETC, the Company maintains a clearing deposit of $25,000 at all times with ETC.

### 13. Stocks Borrowed Receivable

The Company borrows stock for a fee from broker-dealers on a daily basis to assist in meeting the demand for securities sought by the Company's customers.  Each day, the contract value of the stocks borrowed is recorded as a Company receivable; however the amount of the receivable considered net capital ("secured") pursuant to SEC Rule 15c3-1 is limited to the market value of the stocks borrowed marked-up by 5%.  The remainder of the contract value is considered an unsecured receivable, and therefore not part of net capital.

### 14. Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled.  A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

In December 2017 Congress passed the Tax Cuts and Jobs Act ("TCJA") which eliminates net operating loss carrybacks while providing indefinite net operating loss carryforwards, limited to 80% of taxable income beginning in 2018.

The TCJA also reduced the Company's federal tax rate to 21% effective January 1, 2018.  Pursuant to the TCJA, the Company has remeasured its prior years' tax-loss carry-forwards through December 31, 2017 to the 21% corporate tax rate.

At December 31, 2018 the Company had a total operating tax-loss carry-forward balance of $1,456,043.  For the year-ended December 31, 2019 the Company incurred a loss in operations and the net effect was that the Company's total tax-loss carry-forward balance was increased by $648,687 to $2,104,730.

Since the Company has no history of operating income to-date, these tax-loss carry-forward allowances have been fully reserved, and are not presented within the financial statements.  Losses prior to 2018 have a 20-year carry-forward limitation.  The Company has no other tax assets or liabilities at December 31, 2019.

The following schedule lists the Company's tax-loss carry-forward balances upon remeasurement according to the TCJA:

| Year-Ended | Tax-Loss Carry-Forward |
|---|---|
| 2012 | $ 19,759 |
| 2013 | 14,779 |
| 2014 | 33,380 |
| 2015 | 165,834 |
| 2016 | 214,558 |
| 2017 | 206,042 |
| 2018 | 801,691 |
| 2019 | 648,687 |
| Balance at December 31, 2019 | $ 2,104,730 |

The Company's tax-loss carry-forwards extend indefinitely.

The Company's income tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes and limitations by the Internal Revenue Service and applicable State Departments of Revenue for the years ended December 31, 2016 through 2019. There are no uncertain tax positions that require accrual or disclosure as of December 31, 2019. No interest or penalties were recorded for the year ended December 31, 2019.

### 15. Statement Related to Exemption Provision (Possession and Control):

The Company maintains customer accounts on a fully disclosed basis with ETC which operates pursuant to the Paragraph (k)(2)(ii) exemption to SEC Rule 15c3-3.

### 16. Commitments and Contingencies:

From time to time, the Company is a party to certain potential claims and litigation incidental to its business. In addition, the Company has examinations performed by FINRA. FINRA has the ability to enforce penalties and fines, either individually or in the aggregate, which if assessed do not project to have a material impact on the Company's financial position.

The Company has entered into one-year executive employment agreements with certain executives which automatically renew for additional one-year periods on each anniversary.

**Ustocktrade Securities, Inc.**
**Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission**
**As of December 31, 2019**

Net capital:

| | | | |
|---|---|---|---:|
| Total consolidated stockholder's equity | | $ | 767,293 |
| Total capital and allowable subordinated borrowings | | | 767,293 |
| Deductions/charges: | | | |
|     Nonallowable assets: | | | |
|         Unsecured Stocks Borrowed Receivable | 25,453 | | |
|         Prepaid Expenses | 69,293 | | |
|         Cash at Foreign Bank | 2,194 | | |
|         Receivables from non-customers | 3,343 | | 100,283 |
| | | | |
| Net capital before haircuts on securities positions | | | 667,010 |
|     (tentative net capital) | | | |
| Haircuts on securities | | | 5,259 |
| **Net capital** | | $ | **661,751** |

| | | | | |
|---|---|---|---|---:|
| Computation of Alternative Method net capital requirement: | | | | |
|     Minimum net capital required: | | | | |
|         Ustocktrade Securities, Inc. | $ | 250,000 | | |
|         2% of Aggregate Customer Protection Debits | $ | 4,514 | | |
| **Minimum net capital required (greater of two above)** | | | $ | **250,000** |
| | | | | |
| **Excess net capital** | | | $ | **411,751** |
| | | | | |
| Percentage: Net Capital to Aggregate Customer Protection Debits | | | | 293.21% |

There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17A-5 as of
December 31, 2019 and the above schedule.
**See report of independent registered public accounting firm.**

**Statement Related to Uniform Net Capital Rule – Alternative Method**

This rule requires both the ongoing maintenance of minimum net capital and 2% of aggregate customer debits, both as defined in the Alternative Method of computing net capital.  Net capital and the related aggregate customer debits fluctuate on a moment-to-moment basis.  At December 31, 2019 the Company had net capital of $661,751 which was $411,751 in excess of its required minimum net capital. The Company's percentage of net capital to aggregate customer debits was 293.21%.

The Company elected to use the alternative reserve requirement net capital computation method ("Alternative Method"), permissible by the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount ($250,000) or 2% of the Company's Total 15c3-3 Debits from its Computation for Determination of Reserve Requirements (whichever is greater).



# Report of Independent Registered Public Accounting Firm

To Management of Ustocktrade Securities, Inc.:

We have examined Ustocktrade Securities, Inc. statements, included in the accompanying Compliance Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, that (1) Ustocktrade Securities, Inc. has established and maintained internal control over compliance as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5; (2) the internal control over compliance of Ustocktrade Securities, Inc. was effective during the entire fiscal year ended December 31 2019; (3) the internal control over compliance of Ustocktrade Securities, Inc. was effective as of the end of the most recent fiscal year ended December 31, 2019; (4) Ustocktrade Securities, Inc. was in compliance with 17 C.F.R. §240.15c3-1 (the "net capital rule"), and 17 C.F.R. §240.15c3-3(e) (the "reserve requirements rule") as of the end of the most recent fiscal year ended December 31, 2019; and (5) the information that Ustocktrade Securities, Inc. used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of Ustocktrade Securities, Inc.

Ustocktrade Securities, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Ustocktrade Securities, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. § 240.15c3-3, will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Ustocktrade Securities, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Ustocktrade Securities, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019; Ustocktrade Securities, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from Ustocktrade Securities, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Ustocktrade Securities, Inc.'s compliance with 17 C.F.R. §240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Ustocktrade Securities, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Ustocktrade Securities, Inc.'s statements referred to above are fairly stated, in all material respects.

*Wolf & Company, P.C.*

Boston, Massachusetts
February 28, 2020

## Ustocktrade Securities, Inc
### 275 Grove Street, Suite 2-400 Newton, MA 02466

Ustocktrade Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) and Rule 17a-5;

2. The Company's Internal Control Over Compliance was effective during the entire recent fiscal year ended December 31, 2019;

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019;

4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2019; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Ustocktrade Securities, Inc.

I, Ernie Kappotis, swear (or affirm) that, to the best knowledge and belief, this compliance report is true and correct:

By: *Ernest D. Kappotis*

Title: Financial & Operations Principal

Date: January 27, 2020